Li3 Group, Inc
**FINANCIAL STATEMENTS
(UNAUDITED)**

December 31, 2022

Li3 Group, Inc
December 31, 2022

FINANCIAL STATEMENTS

PYBUS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

900 SE FEDERAL HIGHWAY, SUITE 309
STUART, FLORIDA 34994
PHONE (561) 282-1870
FAX (561) 282-1871
WWW.PYBUSCPA.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LI3 Group, Inc.
6382 NW 23RD St.
Boca Raton, FL 33434

We have reviewed the accompanying financial statements of Li3 Group, Inc (a corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholder's deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Li3 Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pybus & Company, PA

Stuart, Florida

September 25, 2023

Li3 Group, Inc.
Balance Sheet
As of December 31, 2022

ASSETS

Current Assets

Cash	$	25,571
Total Current Assets		25,571
Property and Equipment, net of Depreciation		6,316
TOTAL ASSETS	$	31,887

LIABILITIES & STOCKHOLDERS' DEFICIT

Current Liabilities

Accrued expenses	$	3,438
Total Current Liabilities		3,438
TOTAL LIABILITIES		3,438
COMMITMENTS & CONTINGENCIES		-

Stockholders' Deficit

Common stock 100 million authorized, par value $.00001, 31,417,410 issued and outstanding December 31, 2022	314
Additional paid in capital	449,995
Retained deficit	(421,860)
Total Stockholders' Deficit	28,449

TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$	31,887

See accompanying notes and accountants' review report.

Li3, Group, Inc.
Statement of Operations
For the year ended December 31, 2022

Revenues		
Sales	$	-
Total Revenue		-
Cost of Goods Sold		
Cost of goods sold		-
Gross Profit		-
Expenses		
General and administrative		166,299
Payroll		155,135
Contract labor		61,000
Professional fees, legal and accounting		39,426
Total Expenses		421,860
(Loss) from Operations		(421,860)
Net Profit (Loss) Before Provision for Income Tax		(421,860)
Provision for income taxes		-
Net Profit (Loss)	$	(421,860)
Basic and Diluted Earning (Loss) per Share		-
Weighted average number of common shares - basic and diluted		31,417,410

See accompanying notes and accountants' review report.

Li3 Group, Inc.
Statement of Changes in Stockholders' Deficit
For the Year Ended December 31, 2022

	Common stock		Additional paid-in capital	Retained deficit	Total stockholders' deficit
	Shares	Amount			
Balance at inception May 5, 2022	- $	- $	- $	- $	-
Stock issued for cash	31,417,410	314	449,995		450,309
Net loss for the period ended December 31, 2022				(421,860)	(421,860)
Balance for the period ended December 31, 2022	31,417,410 $	314 $	449,995 $	(421,860) $	28,449

See accompanying notes and accountants' review report.

Li3 Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net (loss)	$	(421,860)
Adjustments to Reconcile Net Loss to Net Cash Used in Operations		
Depreciation and amortization		574
Changes in Operating Assets and Liabilities:		
Increase in accured expenses		3,438
Net Cash Used in Operations		(417,848)
Cash Flows from Investing Activities		
Acquisition of equipment		(6,890.00)
Net Cash Used in Investing Activities		(6,890)
Cash Flows from Financing Activities		
Proceeds from shares issued for cash		450,309
Net Cash Provided by Financing Activities		450,309
Net Increase (decrease) in Cash		25,571
Cash - Beginning of Period		-
Cash - Ending of Period	$	25,571
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

Note 1. Organization and Significant Accounting Policies

Organization and Line of Business

Li3 Group, Inc. ("the Company") is a Florida corporation organized May of 2022 and is committed to providing financing platforms for Mining Companies throughout the globe.

Liquidity and Management's Plan

The Company has incurred losses from operations for the period ended December 31, 2022. In response to these results, management has implemented the following steps to ensure the ongoing liquidity and viability of the Company: (1) enacted a cost reduction plan for major operating costs. (2) Significant shareholders have continued to invest in the company by buying common stock to fund continuing operations. Management believes that the successful implementation of these initiatives will provide them with the necessary liquidity to continue as a going concern. See note 6.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2022, the Company had cash equivalents. The Company at times has cash in banks in excess of FDIC insurance limits. At December 31, 2022, cash balance did not exceed these limits. The Company's cash balance totaled $25,571 as of December 31, 2022.

Revenue Recognition

The Company recognizes revenue over the period the service is performed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 605, Revenue Recognition in Financial Statements. In general, ASC No. 605 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services rendered, (iii) the fee is fixed and determinable, and (iv) collectability is reasonably assured.

Property and Equipment

Property and equipment are stated at cost and depreciated on the straight-line method over the estimated life of the asset, which is 5 years.

Shipping and Handling Costs

We expense all shipping and handling costs as incurred. We include these costs in general and administrative expenses on the accompanying financial statements.

Note 1. Organization and Significant Accounting Policies- Cont.

Advertising

The costs incurred for producing and communicating advertising are charged to operations as incurred. Advertising expense for the period ended December 31, 2022, was $-0-.

Research and Development

The Company is not currently engaged in research and development activities. Research and development costs are charged as operating expense of the Company as incurred. For the period ended December 31, 2022, the Company expensed $0 towards research and development costs.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for accounts receivable, deposits, accounts payable, accrued expenses, is the approximate fair value based on the short-term maturity of these instruments.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25") Income Taxes. Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The net deferred tax liability in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	December 31, 2022
Deferred Tax Liability	$ -
Deferred Tax Asset	
Net operating Loss Carry Forward	$(324,539)
Valuation Allowance	$ 324,539
Net Deferred Tax asset	$ -
Net Deferred Tax Liability	$ -

The provision for income taxes has been computed as follows:

	December 31, 2022
Expected income tax recovery (expense)	
at the statutory rate of 21% - Federal Expected income tax recovery (expense)	68,153
at the statutory rate of 5.5% - State	17,850
Change in valuation allowance	(86,003)
Provision for income taxes	-

Note 1. Organization and Significant Accounting Policies- Cont.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company's continued operating losses and the uncertainty of the Company's ability to utilize all of the net operating loss carry forwards.

The net change in the valuation allowance for the period ended December 31, 2022, was a decrease of $86,003.

The components of income tax expense related to continuing operations are as follows:

	December 31, 2022
Federal	
Current	-
Deferred	-
State and Local	
Current	-
Deferred	-
	$

Basic and Diluted Net Loss per Common Share
Net Loss per Common Share is computed pursuant to FASB Accounting Standards Codification No. 260, *Earnings per Share*. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.

Note 2. Property and equipment
Property and equipment is summarized as follows at December 31, 2022:

	December 31, 2022
Furniture	$ 6,890
	6,890
Depreciation	(574)
Net	$ 6,316

Depreciation expense for the period ended December 31, 2022, was $574.

Note3. Stockholders' deficit

The company has 100,000,000 shares of common stock authorized with 31,417,410 outstanding with a par value of .00001 as of December 31, 2022. Each outstanding share of common stock is entitled to one vote on corporate matters requiring a vote. Certain corporate matters, such as normal business operations are conducted by the officers of the corporation acting under direction of the board of directors. There are no other material rights of common shareholders. There are no provisions in the Company's bylaws that would delay, defer or prevent a change in control of the Company.

Shares Issued for Cash

Shares were issued in exchange for cash. The total common shares issued in exchange for cash were 31,417,410 for the period ended December 31, 2022.

Note 4. Commitments and contingencies

Employment Agreements

The Company has an employment agreement with the President and Chief Executive. Officer annual compensation expenses of approximately $97,077 are shown from this agreement.

Note 5. Related Party Transactions

In May and June of 2022, the Company authorized the issuance of 27,000,000 shares of common stock to the founder's at par, the fair value of the shares when issued.

During 2022, two officers received compensation of $141,000 as independent contractors, prior to payroll starting. Also, these officers received reimbursements of $13,974 for business expenses.

Note 6. Subsequent events

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition of disclosure through September 25, 2023, the date the financial statements were available to be issued.

Subsequent to December 31, 2022, the Company has raised an additional $500,000 through the sale of common stock.